SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Free English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”) dated June 9, 2014 regarding a relevant matter.

Buenos Aires, June 9th, 2014

Messrs.

Comisión Nacional de Valores

Ref.: Relevant notice – Pledge amendment- Further information regarding our filing dated November 14th, 2013

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina”), to inform you that, on June 9th 2014, Telecom Italia SpA. and Telecom Italia International N.V. have signed an amendment of the financial guarantee to protect fulfillment of the contractual obligations of the buyer of Telecom Italia’s entire controlling interest in Telecom Argentina.

In particular, the pledge granted by Fintech as part of the agreements for the transfer of control of Telecom Argentina on American Depositary Shares representing Nortel Inversora S.A. “Preferidas B” class shares, was replaced by a pledge on Telecom Argentina S.A. American Depositary Shares representing class B ordinary shares, in a number equivalent to an initial market value of approximately USD 109 million based on the average price in the preceding 15 days.

The economic value of the guarantee remains unchanged, as do all the remaining terms and conditions of the agreements signed in November 2013.

Sincerely yours,

/s/ Pedro G. Insussarry

By: Telecom Argentina S.A.
Pedro G. Insussarry
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 9, 2014	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman